The Vanguard Group, Inc. maintains a $60 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning June 1, 1991, with an annual premium of $327,757. The premium was paid in fill in June 1991.